June 13, 2006

VIA EDGAR

Mail Stop 7010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Rufus Decker

Re:	EarthFirst Technologies, Incorporated

Form 10-KSB for the fiscal year ended December 31, 2005

Form 10-QSB for the quarter ended March 31, 2006

File No. 0-23897

Dear Mr. Decker:

This letter is in response to the staff’s comment letter dated May 18, 2006 on the Forms 10-KSB for the fiscal year ended December 31, 2005 and Form 10-QSB for the quarter ended March 31, 2006 filed by the Company. To aid in your review the staff’s comments are reproduced and followed by the Company’s response.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response

All additional disclosures or other revisions made as a part of any of the following responses will be included in our future filings.

Item 6 – Management’s Discussion and Analysis or Plan of Operations

Prime Power of Tampa, Inc., Page 16

2.	Please disclose how you are accounting for your investment in Prime Power of Tampa, Inc.

Response

The Company accounts for its investment in Prime Power of Tampa, Inc., by consolidating the financial statements of Prime Power of Tampa, Inc., since it owns 51% of its voting stock, and eliminates the 49% minority interest in consolidation.

EarthFirst Technologies, Incorporated

2515 E Hanna Ave, Tampa, FL 33610    Phone: 813-238-5010    Fax: 813-238-0203

Item 8A – Controls and Procedures, page 27

3.	We remind you that Item 307 of Regulation S-B requires you to disclose the conclusions regarding the effectiveness of you disclosure controls and procedures as of the end of the period covered by the report. Please confirm to us that your disclosure controls and procedures were effective as of December 31, 2005.

Response

As stated in the original filing on Form 10KSB, Item 8A – Controls and Procedures, page 27, we reconfirm through this correspondence, that our disclosure controls and procedures were effective as of December 31, 2005

4.	It appears that you revised your accounting for the debt discount associated with the Laurus Credit Facility and you revised your classification of the related party stock based compensation on your consolidated statements of operations. In light of these revisions and the other quarterly restatements discussed in Note 17, please help us understand how you were able to determine that your disclosure controls and procedures were effective as of December 31, 2005.

Response

Accounting for Laurus Credit Facility

The Company has carefully reviewed the facts and circumstances relating to the revision of its accounting for the debt discount associated with the Laurus Credit Facility, as disclosed through the quarterly restatements discussed in Note 17, and for the reasons more particularly described below, the Company believes that such facts and circumstances do not warrant a change in the Company’s assessment of the effectiveness of its disclosure controls and procedures as of the end of the periods covered by the restatements.

The restatements related to the Company’s treatment of the Laurus Credit Facility initially issued by the Company in March, 2005. At the time of issuance, the Company extensively reviewed applicable accounting literature and consulted with its auditor to determine the appropriate accounting treatment of these instruments. The Company determined that the Laurus Credit Facility was properly classifiable as a conventional convertible debt under EITF 00-19, and the Company believes that, based on the terms of the instrument, such treatment was consistent with generally prevailing interpretations of EITF 00-19 in effect in the accounting industry at the time of issuance.

As a result of subsequent clarifications by the Commission regarding the identification of derivatives, particularly the Commission’s focus on this topic and the additional guidance it provided in the Division of Corporation Finance’s December 1, 2005 “Current Accounting and Disclosure Issues in the Division of Corporation Finance”, the Company ultimately decided to make the restatements and to identify and classify the derivative element of the convertible security as a liability.

In this particular case, the Company carefully examined the relevant accounting literature and consulted with its auditor in determining the original accounting treatment of the instrument against a backdrop of general industry confusion on the topic. It was only as a result of subsequent clarifications in the industry regarding the accounting for derivatives that the Company ultimately determined to make the restatements.

In light of the care and expertise that the Company devoted to determination of the original accounting and the fact that such determination was consistent with general industry practice, the Company does not believe that the restatements warrant a conclusion that there existed a material weakness in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f)).

Reclassification of Related Party Stock Based Compensation

The Company believed at the time of filing Form 10QSB for the quarter ended September 30, 2005, that the related party stock based compensation, which was a current award representative of compensation associated with operations for multiple years of service of the Chairman of the Board, that reporting this amount with selling, general and administrative expenses for the current reporting period would be a distortion of period results, and as such was reported outside of income from operations for the period.

The Commission, through its January 27, 2006 letter of comment on the Company’s pending registration statement strongly implied that this amount should be presented prior to income from operations. Notwithstanding the Company’s evaluation as discussed in the preceding paragraph, we reclassified the related party stock based compensation as a separate line item in the audited financial statements for the year ended December 31, 2005, accompanying selling, general and administrative expenses in determining income from operations. The Company does not believe that this reclassification, particularly in light of the reasons set forth, constitutes a material weakness in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f)).

In light of the foregoing and because of the Company’s conclusion that the restatements do not indicate a material weakness in internal controls over financial reporting, the Company has correspondingly concluded that the restatements do not impact the assessment of the Company’s chief executive officer and chief financial officer regarding effectiveness of the disclosure controls and procedures as of December 31, 2005.

Financial Statements

General

5.	You previously disclosed that you sold your investment in Hybrid Fuel Systems, Inc. and Nanobac Pharmaceuticals, Inc. to your Chairman of the Board for $1,050,000. In addition, you disclosed that the fair market value of these investments as of September 30, 2005 approximated $4,000,000. Please help us understand why this disclosure is not presented within this filing, or if it is, tell us where. Please tell us how you accounted for the sale of these investments to your Chairman of the Board, including the accounting literature used to determine the appropriate accounting. Tell us what the fair market value of these investments was at the time of the sale, and what consideration was given to this value in determining the appropriate accounting.

Response

During the first and second quarters of 2005, the Company made investments in common stock in the amounts of $300,000 and $750,000 to Hybrid Fuel Systems, Inc. (HYFS) and Nanobac Pharmaceuticals Incorporated (NNBP) respectively, for the negotiated fair value of $1,050,000, taking into consideration the number of shares, the restriction on sale of the shares, and the limited market for resale of the shares. John Stanton, the Company’s principal stockholder, also holds a substantial equity interest in these two companies. Because of the substantial influence exerted over these investees by the Company’s principal stockholder, the Company accounted for these investments on the equity basis of accounting, and recorded equity in losses of unconsolidated affiliates for the nine months ended September 30, 2005 of $251,649.

On November 4, 2005, these investments were sold to John Stanton, our Chairman of the Board for an amount equal to the original negotiated price of $1,050,000 as the Company deemed this to be a fair value. The Company did not reflect a gain or loss on the financial statements as of December 31, 2005, as the gain in the fourth quarter offset the accumulated losses reported to date so as to have no impact on the net income reported for the year. The fair market value of these investments on the date of sale (based upon the market price of common stock of each of the investees) approximated $3,435,000.

The Company sold these investments to create liquidity not available while holding these investments.

The gain and loss amounts for these transactions would be reported outside of income from operations as separate line items. We offset these amounts to reflect the net effect of zero for the year ended December 31, 2005.

Note 1 – Nature of Business, Basis of Presentation and Summary of Significant Accounting Policies

Impairment of Goodwill and Long-Lived Assets, page F-9

6.	On page F-7 you state substantially all of your revenues were generated by EME in 2005 and 2004. On page F-9, you state that your goodwill relates to the acquisition of Electric Machinery Enterprises, Inc. Given your recurring losses from operations and you net cash outflows from operations, please tell us more about your goodwill impairment test performed during the year ended December 31, 2005. specifically address the following:

•	Tell us when the goodwill impairment test was performed;

•	Tell us what your reporting units were and how you determined these were the appropriate reporting units in accordance with SFAS 142; and

•	Tell us how you determined that your goodwill was not impaired.

Response

The goodwill impairment test was and will be performed on or about December 31 of each year.

The reporting unit for goodwill impairment analysis purposes is our contracting operating segment as disclosed in segment reporting. 100% of the Company’s goodwill relates to this reporting unit. This reporting unit was determined to be the appropriate reporting unit in accordance with SFAS 142, in that it constitutes a business consisting of all electrical contracting operations for which discrete financial information is maintained and available, and for which electrical contracting management regularly reviews the operating results.

The Company determined that the fair value of the reporting unit exceeded its carrying value, and as such, no further analysis was required in accordance with SFAS 142.

Note 2 – Laurus Credit Facility, page F-13

7.	Please tell us whether any of the $8 million in financing from Laurus has been put into a separate account such as an escrow account. If so, please tell us whether there are any limitations on your ability to access the funds in these accounts.

Response

We acquired full access to the funds upon closing the Laurus financing transaction. None of these funds were placed in a separate account.

8.	Tell us how you have accounted for the registration rights agreement, including what consideration was given to SFAS 133 and EITF 05-04.

Response

We have accounted for the registration rights agreement as a derivative liability that has been combined with the compound embedded derivative (including the conversion option and the put feature) (View B .1 of EITF 05-04) for financial reporting purposes.

The registration rights agreement underlying the Laurus financing provided for, among other features, the (i) filing of a registration statement, (ii) achievement and maintenance of effectiveness and (iii) uncapped liquidating damages of 1% of the purchase price, per month. We considered EITF 05-04, as clarified by recent Staff interpretations, which requires registration rights agreements with the following attributes to be classified as derivative liabilities under SFAS133:

•	The registration rights agreement requires net-cash settlement.

•	(Our registration rights agreement does not provide for net-cash settlement, other than the uneconomic settlement arising from the liquidating damages provision, discussed below)

•	The registration rights agreement requires cash liquidating damages that represent uneconomic settlements.

•	(The liquidating damages in our registration rights agreement are not explicitly limited.)

•	The registration rights agreement does not place a cap or limit on the number of shares issuable.

•	(Our registration rights agreement does not place a cap/limit on the number of shares that are otherwise indeterminate due to variable conversion rates in effect as provided in the debt agreements.)

Under EITF 00-19, if a company has insufficient authorized/unissued shares available to settle its registration rights (after considering all other commitments) then the company is required to:

•	Classify the registration rights agreement as a SFAS133 derivative liability; and,

•	Classify as derivative liabilities other instruments that are not otherwise exempt from derivative accounting under SFAS133.

Since our agreements underlying the Laurus financing did not meet equity classification on the above criteria in paragraphs 12-32, the compound embedded derivative financial instrument, which embodies the registration rights element, and the warrants were recorded as derivative financial instruments and will be carried as such until we acquire the ability to share settle the instruments and achieve the other conditions for equity classification.

Note 4 – Derivative Financial Instruments, page F-17

9.	Please provide us with your detailed computations which support the amounts recorded as embedded derivative instruments and free standing derivatives (warrants and options)

Response

The following tabular presentation summarizes the components of our allocation of basis from the initial financing arrangements:

	Term	Minimum	Revolver	Total
Face value of instrument	$3,000,000	$1,000,000	$2,600,000	$6,600,000

Face value with put and rights	$3,600,000	$1,200,000	$3,120,000	$7,920,000

Indexed shares based upon face value with put and rights	35,189,849	11,729,949	29,676,816	76,596,614

Allocation of basis:
Compound embedded feature	$1,932,632	$644,211	$2,600,000	$5,176,843
Warrants (Traunch 1)	405,920	135,307	351,797	893,024
Warrants (Traunch 2)	380,550	126,850	329,810	837,210
Options	2,792,121	930,707	2,419,839	6,142,667
Derivative gain (loss)	(2,511,222)	(837,074)	(3,101,445)	(6,449,741)

	$3,000,000	$1,000,000	$2,600,000	$6,600,000

Notes:

1.	The table summarizes the allocation to categories of derivative and (loss). In all instances, we allocated the proceeds based upon the fair values associated with the embedded instrument, each of the two traunches of warrants and the options.

2.	The table reflects only the initial drawing on the revolving line of credit. We allocated proceeds on subsequent drawings in a similar manner. However, basis allocation to all freestanding warrants and options was performed only on the initial financing date since they were issued on that date.

3.	The amounts allocated to the embedded and freestanding features exceeded the basis of each instrument and, accordingly, we recorded a charge to income to record the derivatives at fair value as required by SFAS133. The resulting discount to the host instrument is being amortized using the effective method.

4.	The number of indexed shares are based upon the face value with the put and rights amounts. We utilized this methodology to embody the value of the incremental rights in the derivative amounts.

5.	Our valuation of each derivative is based upon the fair value of the indexed instruments. We utilized Flexible Monte Carlo for the embedded conversion feature because that technique embodies all of the features necessary for valuation of complex derivatives including assumptions for credit risk, interest risk and redemption behaviors. We utilized Black Scholes Merton for warrants and options because that technique embodies all of the features necessary for valuation of these instruments. The fair value per indexed share for embedded instruments amounted to $0.16; for Traunch 1 warrants amounted to $0.16; for Traunch 2 warrants amounted to $0.15; and, for options (having exercise prices of $0.01) amounted to $0.25. We have disclosed the significant assumptions of these two techniques in our footnotes.

6.	We continue to value our derivative financial instruments at the end of each reporting period in a manner consistent with the above approach.

Note 6 – Sale of Subsidiary, page F-21

10.	Please clarify your disclosure to state whether the loss on disposal of discontinued operations reflected on the statements of operations is related to the sale of EM Enterprises General Contractors, Inc. Please also clarify whether this amount includes the results of this entity’s operations for each period presented. Refer to paragraph 43 of SFAS 144.

Response

The loss on disposal of discontinued operations reflected on the statements of operations is representative of the sale of EM Enterprises General Contractors, Inc. The transaction was accounted for as a sale on January 1, 2005. EM Enterprises General Contractors, Inc. had no operations during 2005, and therefore had no operational results to be reported for the year ended December 31, 2005.

In accordance with SFAS 144, and to reflect appropriate comparative data, the amounts stated for EarthFirst Technologies, Incorporated and Subsidiaries for 2004 are restated to reflect the results of operations of the discontinued operation as follows:

	As previously Stated	As Restated
Revenue	$15,314,892	$12,266,700
Cost of sales	11,209,802	9,438,003

Gross profit	4,105,090	2,828,697

Selling, general & admin	3,425,839	2,205,677
Research and development	2,474,949	2,474,949

Loss from operations	(1,795,698)	(1,851,929)

Gain on extinguishment of debt, bankruptcy	1,298,068	1,298,068
Miscellaneous income, net	333,214	321,557
Interest expense	(469,514)	(433,396)

Loss before reorganization item, income taxes and majority and minority interests	(633,930)	(665,700)

Reorganization item	(1,202,829)	(1,202,829)

Loss before income taxes and majority and minority interests	(1,836,759)	(1,868,529)

Income tax benefit	0	0

Loss before majority and minority interests	(1,836,759)	(1,868,529)

Majority and minority interests	(430,230)	(430,230)

Loss from continuing operations	(2,266,989)	(2,298,759)

Income (loss) from operations of discontinued operation (including loss on disposal of $137,636 in 2005)	0	31,770

Net loss	$(2,266,989)	$(2,266,989)

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2006

General

11.	Please address the above comments in your interim filings as well.

Response

The following comments address each of the above comments as they pertain to our interim filings for Form 10-QSB for the period ended March 31, 2006

Item 6 – Management’s Discussion and Analysis or Plan of Operations

Prime Power of Tampa, Inc., Page 16

2.	Please disclose how you are accounting for your investment in Prime Power of Tampa, Inc.

Response

The Company accounts for its investment in Prime Power of Tampa, Inc., by consolidating the financial statements of Prime Power of Tampa, Inc., since it owns 51% of its voting stock, and eliminates the 49% minority interest in consolidation.

Item 8A – Controls and Procedures, page 27

3.	We remind you that Item 307 of Regulation S-B requires you to disclose the conclusions regarding the effectiveness of you disclosure controls and procedures as of the end of the period covered by the report. Please confirm to us that your disclosure controls and procedures were effective as of March 31, 2006.

Response

As stated in the original filing on Form 10QSB, Item 3 – Controls and Procedures, page 29, we reconfirm through this correspondence, that our disclosure controls and procedures were effective as of March 31, 2006

4.	It appears that you revised your accounting for the debt discount associated with the Laurus Credit Facility and you revised your classification of the related party stock based compensation on your consolidated statements of operations. In light of these revisions and the other quarterly restatements discussed in Note 17, please help us understand how you were able to determine that your disclosure controls and procedures were effective as of December 31, 2005.

Response

Accounting for Laurus Credit Facility

The Company has carefully reviewed the facts and circumstances relating to the revision of its accounting for the debt discount associated with the Laurus Credit Facility, as disclosed through the quarterly restatements discussed in Note 17 of Form 10KSB for the year ended December 31, 2005, and for the reasons more particularly described below, the Company believes that such facts and circumstances do not warrant a change in the Company’s assessment of the effectiveness of its disclosure controls and procedures as of the end of the periods covered by the restatements.

The restatements related to the Company’s treatment of the Laurus Credit Facility initially issued by the Company in March, 2005. At the time of issuance, the Company extensively reviewed applicable accounting literature and consulted with its auditor to determine the appropriate accounting treatment of these instruments. The Company determined that the Laurus Credit Facility was properly classifiable as a conventional convertible debt under EITF 00-19, and the Company believes that, based on the terms of the instrument, such treatment was consistent with generally prevailing interpretations of EITF 00-19 in effect in the accounting industry at the time of issuance.

As a result of subsequent clarifications by the Commission regarding the identification of derivatives, particularly the Commission’s focus on this topic and the additional guidance it provided in the Division of Corporation Finance’s December 1, 2005 “Current Accounting and Disclosure Issues in the Division of Corporation Finance”, the Company ultimately decided to make the restatements and to identify and classify the derivative element of the convertible security as a liability.

In this particular case, the Company carefully examined the relevant accounting literature and consulted with its auditor in determining the original accounting treatment of the instrument against a backdrop of general industry confusion on the topic. It was only as a result of subsequent clarifications in the industry regarding the accounting for derivatives that the Company ultimately determined to make the restatements.

In light of the care and expertise that the Company devoted to determination of the original accounting and the fact that such determination was consistent with general industry practice, the Company does not believe that the restatements warrant a conclusion that there existed a material weakness in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f)).

Reclassification of Related Party Stock Based Compensation

This comment pertained only to the financial reporting for 2005.

Financial Statements

General

5.	You previously disclosed that you sold your investment in Hybrid Fuel Systems, Inc. and Nanobac Pharmaceuticals, Inc. to your Chairman of the Board for $1,050,000.

In addition, you disclosed that the fair market value of these investments as of September 30, 2005 approximated $4,000,000. Please help us understand why this disclosure is not presented within this filing, or if it is, tell us where. Please tell us how you accounted for the sale of these investments to your Chairman of the Board, including the accounting literature used to determine the appropriate accounting. Tell us what the fair market value of these investments was at the time of the sale, and what consideration was given to this value in determining the appropriate accounting.

Response

This comment pertained only to the financial reporting for 2005.

Note 1 – Nature of Business, Basis of Presentation and Summary of Significant Accounting Policies

Impairment of Goodwill and Long-Lived Assets, page F-9

6.	On pate F-7 you state substantially all of your revenues were generated by EME in 2005 and 2004. On page F-9, you state that your goodwill relates to the acquisition of Electric Machinery Enterprises, Inc. Given your recurring losses from operations and you net cash outflows from operations, please tell us more about your goodwill impairment test performed during the year ended December 31, 2005. specifically address the following:

•	Tell us when the goodwill impairment test was performed;

•	Tell us what your reporting units were and how you determined these were the appropriate reporting units in accordance with SFAS 142; and

•	Tell us how you determined that your goodwill was not impaired.

Response

The goodwill impairment test was and will be performed on or about December 31 of each year.

The reporting unit for goodwill impairment analysis purposes is our contracting operating segment as disclosed in segment reporting. 100% of the Company’s goodwill relates to this reporting unit. This reporting unit was determined to be the appropriate reporting unit in accordance with SFAS 142, in that it constitutes a business consisting of all electrical contracting operations for which discrete financial information is maintained and available, and for which electrical contracting management regularly reviews the operating results.

The Company determined that the fair value of the reporting unit exceeded its carrying value, and as such, no further analysis was required in accordance with SFAS 142.

Note 2 – Laurus Credit Facility, page F-13

7.	Please tell us whether any of the $8 million in financing from Laurus has been put into a separate account such as an escrow account. If so, please tell us whether there are any limitations on your ability to access the funds in these accounts.

Response

We acquired full access to the funds upon closing the Laurus financing transaction. None of these funds were placed in a separate account.

8.	Tell us how you have accounted for the registration rights agreement, including what consideration was given to SFAS 133 and EITF 05-04.

Response

We have accounted for the registration rights agreement as a derivative liability that has been combined with the compound embedded derivative (including the conversion option and the put feature) (View B.1 of EITF 05-04) for financial reporting purposes.

The registration rights agreement underlying the Laurus financing provided for, among other features, the (i) filing of a registration statement, (ii) achievement and maintenance of effectiveness and (iii) uncapped liquidating damages of 1% of the purchase price, per month. We considered EITF 05-04, as clarified by recent Staff interpretations, which requires registration rights agreements with the following attributes to be classified as derivative liabilities under SFAS133:

•	The registration rights agreement requires net-cash settlement.

•	(Our registration rights agreement does not provide for net-cash settlement, other than the uneconomic settlement arising from the liquidating damages provision, discussed below.)

•	The registration rights agreement requires cash liquidating damages that represent uneconomic settlements.

•	(The liquidating damages in our registration rights agreement are not explicitly limited.)

•	The registration rights agreement does not place a cap or limit on the number of shares issuable.

•	(Our registration rights agreement does not place a cap/limit on the number of shares that are otherwise indeterminate due to variable conversion rates in effect as provided in the debt agreements.)

Under EITF 00-19, if a company has insufficient authorized/unissued shares available to settle its registration rights (after considering all other commitments) then the company is required to:

•	Classify the registration rights agreement as a SFAS133 derivative liability; and,

•	Classify as derivative liabilities other instruments that are not otherwise exempt from derivative accounting under SFAS133.

Since our agreements underlying the Laurus financing did not meet equity classification on the above criteria in paragraphs 12-32, the compound embedded derivative financial instrument, which embodies the registration rights element, and the warrants were recorded as derivative financial instruments and will be carried as such until we acquire the ability to share settle the instruments and achieve the other conditions for equity classification.

Note 4 – Derivative Financial Instruments, page F-17

9.	Please provide us with your detailed computations which support the amounts recorded as embedded derivative instruments and free standing derivatives (warrants and options)

Response

The following tabular presentation summarizes the components of our allocation of basis from the initial financing arrangements:

	Term	Minimum	Revolver	Total
Face value of instrument	$3,000,000	$1,000,000	$2,600,000	$6,600,000

Face value with put and rights	$3,600,000	$1,200,000	$3,120,000	$7,920,000

Indexed shares based upon face value with put and rights	35,189,849	11,729,949	29,676,816	76,596,614

Allocation of basis:
Compound embedded feature	$1,932,632	$644,211	$2,600,000	$5,176,843
Warrants (Traunch 1)	405,920	135,307	351,797	893,024
Warrants (Traunch 2)	380,550	126,850	329,810	837,210
Options	2,792,121	930,707	2,419,839	6,142,667
Derivative gain (loss)	(2,511,222)	(837,074)	(3,101,445)	(6,449,741)

	$3,000,000	$1,000,000	$2,600,000	$6,600,000

Notes:

1.	The table summarizes the allocation to categories of derivative and (loss). In all instances, we allocated the proceeds based upon the fair values associated with the embedded instrument, each of the two traunches of warrants and the options.

2.	The table reflects only the initial drawing on the revolving line of credit. We allocated proceeds on subsequent drawings in a similar manner. However, basis allocation to all freestanding warrants and options was performed only on the initial financing date since they were issued on that date.

3.	The amounts allocated to the embedded and freestanding features exceeded the basis of each instrument and, accordingly, we recorded a charge to income to record the derivatives at fair value as required by SFAS133. The resulting discount to the host instrument is being amortized using the effective method.

4.	The number of indexed shares are based upon the face value with the put and rights amounts. We utilized this methodology to embody the value of the incremental rights in the derivative amounts.

5.	Our valuation of each derivative is based upon the fair value of the indexed instruments. We utilized Flexible Monte Carlo for the embedded conversion feature because that technique embodies all of the features necessary for valuation of complex derivatives including assumptions for credit risk, interest risk and redemption behaviors. We utilized Black Scholes Merton for warrants and options because that technique embodies all of the features necessary for valuation of these instruments. The fair value per indexed share for embedded instruments amounted to $0.16; for Traunch 1 warrants amounted to $0.16; for Traunch 2 warrants amounted to $0.15; and, for options (having exercise prices of $0.01) amounted to $0.25. We have disclosed the significant assumptions of these two techniques in our footnotes

6.	We continue to value our derivative financial instruments at the end of each reporting period in a manner consistent with the above approach.

Note 6 – Sale of Subsidiary, page F-21

10.	Please clarify your disclosure to state whether the loss on disposal of discontinued operations reflected on the statements of operations is related to the sale of EM Enterprises General Contractors, Inc. Please also clarify whether this amount includes the results of this entity’s operations for each period presented. Refer to paragraph 43 of SFAS 144.

Response

This comment pertained only to the financial reporting for 2005.

Note 11 – Segment Information, page 18

12.	Please also disclose your segment information for the three months ended March 31, 2005.

Response

Segment information for the three months ended March 31, 2005 is as follows:

	Waste Disposal	Contracting	Total
Revenue		8,168,099	8,168,099
Cost of sales		6,247,451	6,247,451
Gross margin		1,920,648	1,920,648
Selling, general & admin	41,173	926,415	967,588
Research and development	193,327		193,327

*  *  *  *  *  *  *

In accordance with your request in the staff’s comment letter, the Company hereby acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any Company filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank W. Barker, Jr.
Frank W. Barker, Jr.
Chief Financial Officer
EarthFirst Technologies, Incorporated